SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G/A
                                 (Rule 13d-102)

   Information to be included in Statements filed pursuant to Rules 13d-1(b)(c), and (d)
             and Amendments thereto filed pursuant to Rule 13d-2(b)
                               (AMENDMENT NO. 2)*

                               ION Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46205P-10-0
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                                 (CUSIP Number)

                               September 16, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  space  to  designate  the  rule  pursuant to which this
Schedule  is  filed:

       -----     Rule  13d-1(b)

       -----     Rule  13d-1(c)

         X       Rule  13d-1(d)
       -----


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.   46205P-10-0     13G     PAGE  _________OF  _________PAGES
------------------------


1    NAME  OF  REPORTING  PERSONS
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS

     Stephen  M.  Deixler

--------------------------------------------------------------------------------

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [   ]
      (See  Instructions)                                        (b)  [ X ]
--------------------------------------------------------------------------------

3    SEC  USE  ONLY
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4     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

      United States of America
--------------------------------------------------------------------------------

NUMBER  OF      5   SOLE  VOTING  POWER

SHARES                  1,459,272 (1)
             -------------------------------------------------------------------

BENEFICIALLY    6   SHARED  VOTING  POWER

OWNED                      - 0 -
             -------------------------------------------------------------------

EACH            7   SOLE  DISPOSITIVE  POWER

REPORTING               1,459,272 (1)
             -------------------------------------------------------------------

PERSON          8   SHARED  DISPOSITIVE  POWER

WITH                       - 0 -
--------------------------------------------------------------------------------

9      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

       1,459,272 (1)

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

       (See  Instructions)

11     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)

       5.9% (1)

12     TYPE  OF  REPORTING  PERSON  (See  Instructions)

       IN


(1)  See  Item  4(a).

ITEM 1

          (a)  Name  of  Issuer:

               ION  Networks,  Inc.

          (b)  Address  of  Issuer's  Principal  Executive  Offices:

               1551  South  Washington  Avenue
               Piscataway,  New  Jersey  08854

ITEM  2.

          (a)  Name  of  Person  Filing:

               Stephen  M.  Deixler

          (b)  Address  of  Principal  Business  Office  or, if none, Residence:

               1551  South  Washington  Avenue
               Piscataway,  New  Jersey  08854

          (c)  Citizenship:

               United  States  of  America

          (d)  Title  of  Class  of  Securities:

               Common  Stock  $.001  par  value  per  share

          (e)  CUSIP  Number:

               46205-10-0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          Not  applicable.

ITEM  4.     OWNERSHIP.

          (a)  Amount beneficially owned: 1,459,272 shares of common stock as of
                                          --------------------------------------
               December  31,  2002.
               --------------------

          On September 16, 2002, the Reporting Person acquired 48,056 Series A Preferred Stock, par value, $.001 per share ("Series A Shares"), in a private placement transaction. The 48,056 Series A Preferred Shares are convertible at anytime into 480,560 shares of common stock.

          Does not include an aggregate of 135,489 shares of common stock owned by the Reporting Person's wife, mother, children and grandchildren as to which shares the Reporting person disclaims beneficial ownership. Includes 384,000 shares of common stock which may be acquired pursuant to currently exercisable stock options.

          (b)  Percent  of  Class:  5.9%
                                    ----
          (c)  Number  of  shares  as  to  which  such  person  has:

               (i)  Sole  power  to  vote  or  to  direct  the  vote 1,459,272,
                                                                     ----------

               (ii) Shared  power  to  vote  or  to  direct  the  vote  -0-  ,
                                                                       --------

               (iii)  Sole  power  to  dispose  or  to  direct  the  disposition of 1,459,272,
                       ----------

               (iv) Shared  power to dispose or to direct the disposition of -0-
                                                                            ----

ITEM 5.  OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF OF ANOTHER PERSON.

          Not  applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not  applicable.

ITEM 8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP.

          Not  applicable.

ITEM 9.  NOTICE  OF  DISSOLUTION  OF  THE  GROUP.
          Not  applicable.

ITEM 10.  CERTIFICATION.

          Not  applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date:  February  14,  2003

                                                  /s/  Stephen  M.  Deixler
                                          --------------------------------------
                                                  Stephen  M.  Deixler